Filed Pursuant to Rule 433

Registration No. 333-178120

AIR PRODUCTS AND CHEMICALS, INC.

FINAL TERM SHEET

July 31, 2013

2.000% Notes Due 2020

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Principal Amount:	€300,000,000

Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	July 31, 2013

Settlement Date (T+5):	August 7, 2013

Final Maturity Date:	August 7, 2020

Interest Payment Dates:	Annually on each August 7, commencing on August 7, 2014

Redemption Provisions:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of the Comparable Government Bond Rate plus 15 bps.

Change of Control Redemption:	If a change of control triggering event occurs, the Company will be required to make an offer to purchase the notes at a purchase price of 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Company or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Coupon:	2.000%

Re-offer Spread to Benchmark Treasury:	+100.9 bps

Benchmark Treasury, Yield:	DBR 3.000% due July 4, 2020, 1.056%

Spread to Mid-Swap Yield	+50 bps

Mid-Swap Yield	1.565%

Yield to Maturity:	2.065%

Price to Public:	99.580%

Common Code/ISIN:	095870686 / XS0958706862

CUSIP:	009158 AU0

Joint Book-Running Managers:	Banca IMI S.p.A., BNP Paribas, Deutsche Bank AG, London Branch

Co-managers:	Mizuho International plc, Santander Investment Securities Inc., Scotiabank Europe plc, SMBC Nikko Capital Markets Limited and Wells Fargo Securities International Limited

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Banca IMI S.p.A. +39 02 7261 6502

BNP Paribas 1-800-854-5674

Deutsche Bank AG, London Branch 1-800-503-4611

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.